





06050706

SEC........ .... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/05 AND ENDING 08/31/06
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen Dvorak & Company

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

638 Shadowlawn Drive
                                    (No. and Street)

Westfield, NJ 07090

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Dvorak   (908) 232-0697
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Redfield, Blonsky & Co., LLC
                          (Name – *if individual, state last, first, middle name*)

15 North Union Avenue, Cranford   NJ   07016
   (Address)   (City)   (State)   (Zip Code)

PROCESSED

DEC 15 2006

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Stephen Dvorak_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Stephen Dvorak & Company_____ , as of __August 31_____, 20 06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Sole Proprietor
Title

DONNA MANN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/6/2008

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__



Stephen Dvorak & Company

Financial Statements and Supplemental Information

Year Ended August 31, 2006

STEPHEN DVORAK & COMPANY

I N D E X



Redfield, Blonsky & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)

EDWARD L. LIEBMAN

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

INDEPENDENT AUDITOR'S REPORT



Mr. Stephen C. Dvorak
Stephen Dvorak & Company
Westfield, N.J. 07090

We have audited the accompanying statement of financial condition of Stephen Dvorak & Company as of August 31, 2006 and the related statement of income and comprehensive income, changes in sole proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Dvorak & Company at August 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of computation of net capital, reconciliation of focus report and claim for exemption under rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 16, 2006

Members of

American Institute of
Certified Public Accountants

New Jersey Society of
Certified Public Accountants

-1-

New York Society of
Certified Public Accountants

California Society of
Certified Public Accountants

STEPHEN DVORAK & COMPANY
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2006

Assets

Cash (note 2)	$ 14,168
Securities - at market value (note 2) (Cost of $216,576)	302,552
Total assets	**$ 316,720**

Liabilities and sole proprietorship equity

Sole proprietorship equity (note 3)	
Capital	$ 301,008
Accumulated other comprehensive income	15,712
Total liabilities and sole proprietorship equity	**$ 316,720**

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED AUGUST 31, 2006

Commission income	$ 5,023
Dividend income	4,837
Capital gain	8,020
Interest income	263
Gain on sale of securities	1,688
Total income	19,831
Operating expenses	6,869
Charitable contributions (note 4)	1,500
Net income	11,462
Other comprehensive income (note 2)	
Unrealized holding gains	15,458
Reclassification adjustment	254
Total other comprehensive income	15,712
Total income and other comprehensive income	$ 27,174

The accompanying auditor's report and notes are an integral part of the financial statements.

Balance – at September 1, 2005	$ 297,351
Net income	11,462
Other comprehensive income	15,712
Distributions	(7,805)
Balance – at August 31, 2006	$ 316,720

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2006

Cash flows from operating activities:

Net income $ 11,462

Adjustments to reconcile net income to net cash
provided by operating activities:

Increase (decrease) in:
Contributions of noncash assets (note 4) 1,049

Net cash provided by operating activities 12,511

Cash flows from investing activities:

Proceeds from sale of securities 3,601
Purchases of securities (11,404)

Net cash used in investing activities (7,803)

Cash flows from financing activities:

Proprietor's distributions (7,805)

Net cash used in financing activities (7,805)

Net decrease in cash (3,097)

Cash at beginning of year 17,265

Cash at end of year $ 14,168

The accompanying auditor's report and notes are an integral part of the financial statements.

Note 1   Organization and Nature Of Business

Stephen Dvorak & Company (a sole proprietorship) conducts business primarily in the greater New York Metropolitan area as a Broker/Dealer in Securities and is a registered member of the National Association of Security Dealers.

Note 2   Summary Of Significant Accounting Policies

Method of Accounting

The significant accounting policies of Stephen Dvorak & Co. do conform with generally accepted accounting principles. The policies reflect practices appropriate to the business in which the Company operates which is governed by the Security and Exchange Commission.

Cash and Cash Equivalent

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments. For purposes of reporting cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable Equity Securities

Stephen Dvorak and Company invests in marketable equity securities that consist of common stocks and mutual funds. The investments in these securities are being held for an indefinite period and, in accordance with the Financial Accounting Standards Board's Statement 115 (FASB 115), and are classified as available for sale and are recorded at fair value or amortized cost.

Income Taxes

These financial statements contain no provision for income taxes on net income and other comprehensive income since all income tax liabilities and/or benefits of the proprietorship are passed through to the sole proprietor and are computed on the total of his income from all sources.

Other Comprehensive Income

The Company has adopted SFAS No. 130, *Reporting Comprehensive Income.* The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income is the total of net income plus other comprehensive income including unrealized gains and losses on available-for sale marketable securities net of related tax effects or before related tax effects with one amount displayed for the aggregate income tax expense or benefit related to total other comprehensive income. This financial statement does not reflect the comprehensive income net of tax. (see Note 2-Income Taxes).

Note 2. Summary Of Significant Accounting Policies (continued)

Concentration of Credit Risk

Stephen Dvorak and Company is a Broker/Dealer doing business in the New York Metropolitan area. The Company is highly dependent on the stock market and on the industry in which it operates

Concentration in Revenue

Stephen Dvorak and Company earns a majority of its revenues from the marketable equity securities that it holds. The income it earns on these securities is highly dependent on the stock market.

Security Haircut

All securities are subject to a 15% haircut as defined under the provisions of SEC Rule 15c3-1.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Undue Concentration

Securities in a single class and that have a market value of more than ten percent (10%) of the net capital of broker/dealer before the application of the security haircut, shall be subject to an additional fifty percent (50%) of the percentage deduction of the security haircut, on the portion of the security position in excess of ten percent (10%) of the net capital. This percentage will be a total of 7.5%.

Note 3 Minimum Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 as of August 31, 2006.

Note 4   Supplemental Disclosure of Cash Flow Information

<u>Noncash Transactions</u>

Contribution of stock

Cost of stock	$	1,049
Less: Fair market value		1,500
Gain on contribution of stock	$	451

STEPHEN DVORAK & COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c 3-1
AUGUST 31, 2006

Total ownership equity from statement of financial condition	$ 302,552
Less 7.5% reduction for undue concentrations (note 2)	8,888
Less 15% reduction in market value of securities (note 2)	45,382
Net capital	248,282
Minimum net capital required (note 3)	5,000
Excess net capital	$ 243,282

The accompanying auditor's report and notes are an integral part of the financial statements.

-9-

Net capital, as reported in the (unaudited) broker dealer Focus Report, Part II A, as of August 31, 2006	$ 241,159
Increase in fair market value of securities owned - due to addition errors	16,066
Re-calculation of 15% securities haircut on market value of $302,552	(2,410)
Audit adjustment to reverse accounts payable	3,000
Audit adjustment for undue concentrations	(8,888)
Net capital	$ 248,927

The accompanying auditor's report and notes are an integral part of the financial statements.

Exemption from Rule 15c3-3 is claimed under Section (k) (1).

The accompanying auditor's report is an integral part of the financial statements.

-11-



**Redfield,
Blonsky &
Co., LLC**
CERTIFIED PUBLIC ACCOUNTANTS

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)

EDWARD L. LIEBMAN

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

November 29, 2006

Securities and Exchange Commission.
Washington, DC. 20549

Gentlemen:

Stephen Dvorak & Company claim exemption from membership in the Securities Investor Protection Corporation under Section 3(A) (2) of the Act. The income reported is consistent with this exemption.

The sole proprietor did not have an excess of personal liabilities which have not been incurred in the course of business as a broker or dealer over personal assets not used in the business.

Our review of the accounting system, the internal accounting control and procedures for safeguarding securities did not disclose any material inadequacies under Rule 17A-5(g)(3).

Very truly yours,

REDFIELD, BLONSKY & CO., LLC

Members of

American Institute of
Certified Public Accountants

New Jersey Society of
Certified Public Accountants

New York Society of
Certified Public Accountants

California Society of
Certified Public Accountants



Redfield, Blonsky & Co., LLC

CERTIFIED PUBLIC ACCOUNTANTS

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)

EDWARD L. LIEBMAN

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

Mr. Stephen C. Dvorak
Stephen Dvorak & Company
Westfield, NJ 07090

In planning and performing our audit of the financial statements and supplemental schedules of Stephen Dvorak & Company (the Company), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15 c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members of

American Institute of   New Jersey Society of   New York Society of   California Society of
Certified Public Accountants   Certified Public Accountants   Certified Public Accountants   Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

REDFIELD, BLONSKY & CO., LLC

November 29, 2006

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